May 29, 2013

MAURICE D. JONES
Ms. Cecilia Blye, Chief	Senior Vice President,
General Counsel and Secretary
Office of Global Security Risk
Direct Dial Number
Securities and Exchange Commission	(920) 652-1741
Direct Dial Facsimile
Washington, D.C. 20549	(920) 652-9777
Email:maurice.jones@manitowoc.com

Re:    The Manitowoc Company, Inc.
Commission letter dated May 15, 2013
Commission File No. 1-11978

Dear Ms. Blye:

In response to the above-referenced comment letter related to The Manitowoc Company Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2012, the following are the Company’s responses to the Commission’s request for information.

The Commission’s comment was as follows:

1.
Your Form 10-K discusses business activities and offices in the Middle East and Africa, Syria, located in the Middle East, and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not provide disclosure about operations in those countries. We note from Etco Group’s website that it operates in Syria representing equipment manufacturers, and it lists you as one of its suppliers. We also note an old Manitowoc Crane Group press release which lists Syria in the Middle East sales area. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria or Sudan, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. Your response should describe any products, components, technology or services you have provided to or received from Syria or Sudan, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

The Company has policies and procedures in place that prohibit sales or other business transactions in Sudan and Syria unless permissible or authorized under all applicable laws including, in particular, U.S. economic sanctions and export control laws. For the period January 1, 2008 through May 17, 2013 (the look-back period for purposes of this response as clarified in a phone conversation with SEC Special Counsel on May 17, 2013, the “Period”), the only transactions involving Sudan or Syria were sales by the following non-U.S. Company subsidiaries:

Securities and Exchange Commission
Office of Global Security Risk
May 29, 2013

a)	Convotherm Elecktrogerate GmbH [Germany]

b)	Manitowoc Crane Group M-E (FZE) [Dubai, UAE]

c)	Manitowoc Crane Group France SAS [France]

d)	Manitowoc Crane Group (UK) Limited [UK]

These non-U.S. Company subsidiaries sold ovens, oven parts, cranes, crane parts, and other spare parts to private, non-governmental customers in Sudan and Syria.

The Company has no subsidiaries, affiliates, joint venture arrangements, or other operations in either Sudan or Syria. To the best of its knowledge, neither the Company nor any of its subsidiaries has any agreements, commercial arrangements, or other contacts with the governments of Sudan or Syria or any entities controlled by those governments. Furthermore, there were no Company subsidiary purchases from third parties in either Sudan or Syria. In each case where a non-U.S. Company subsidiary sold product to a Sudanese or Syrian customer, the transactions were in compliance with U.S. law and consisted only of goods manufactured outside the United States with no more than 10% controlled U.S. content, and no U. S. person had any involvement (i.e., any direct, indirect, or facilitating role) in the transaction.

With regard to the comment pertaining to Etco Group operating in Syria, a predecessor entity to Grove U.S. LLC, a Company subsidiary, appointed ETCO Engineer Trading Contracting in 1984 as a distributor of Grove crane products in Jordan, Lebanon, and Syria. Neither the Company nor any subsidiary or affiliate had any dealings during the Period with ETCO for business transactions in Syria. More specifically, during the Period ETCO purchased only three cranes from Grove; two were sold to ETCO-Jordan and delivered to Jordan, and one was sold to ETCO-Lebanon and delivered to Lebanon.

With regard to the comment pertaining to an old Manitowoc Crane Group press release, Manitowoc Crane Group issued a February 28, 2002 press release announcing a new organizational structure for the Europe, Middle East, and Africa region. In the release, Syria was merely included as one of many countries comprising the Middle East region. The reference does not mean that the Company or any subsidiary or affiliate engaged in transactions involving Syria.

The Commission’s second comment was as follows:

2.
Please discuss the materiality of your contacts with Syria or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision,

Securities and Exchange Commission
Office of Global Security Risk
May 29, 2013

including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

The Company has no operating entities in Sudan or Syria and does not have any business contacts involving these countries that would constitute a material investment risk for the Company’s shareholders. Sales by the Company’s non-U.S. subsidiaries into Sudan and Syria during the past three years and the quarter ended March 31, 2013 and the Company’s consolidated revenue during these periods are as follows:

Period	Sales involving Syria or Sudan	Company Revenue
Quarter ended March 31, 2013	$1,111	$898,000,000
Year ended December 31, 2012	$547,481	$3,927,000,000
Year ended December 31, 2011	$772,387	$3,619,200,000
Year ended December 31, 2010	$103,887	$3,111,500,000

The foregoing illustrates that sales by the Company’s non-U.S. subsidiaries into Sudan and Syria during the past three years and the first quarter of the current fiscal year are immaterial on a quantitative basis to the Company’s consolidated revenues.

The Company’s minimal contacts with customers in Sudan and Syria are designed to be in full compliance with applicable U.S. law and regulations. As noted above, the Company has policies and procedures in place that prohibit sales or other business transactions in Sudan and Syria, unless permissible or authorized under U.S. economic sanctions and export control laws.

The Company is aware that certain states, municipalities, universities or other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with customers in Sudan or Syria. Those that are investors in the Company, however, have neither threatened divestment nor approached the Company about severing its activities related to those two countries.

Consequently, the Company believes that the relatively insignificant level of sales by its non-U.S. subsidiaries into Sudan and Syria has not generally been regarded by investors as qualitatively or quantitatively material to making an investment decision, nor does the Company believe such activity would have a material adverse impact on the Company’s reputation or share value. However, the Company continues to monitor the sentiment of its investors with respect to such sales, and has in the past and will continue in the future to take those sentiments into consideration in determining its ongoing business activities.

Securities and Exchange Commission
Office of Global Security Risk
May 29, 2013

In addition, as requested by the Commission, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide responses and clarifications to the comments in your May 15, 2013 correspondence. Let us know if there are any further comments or questions.

Very truly yours,
/s/ Maurice D. Jones
Maurice D. Jones
Senior Vice President, General Counsel and
Secretary